UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:          001-32232

SYNTHETIC FIXED-INCOME SECURITIES, INC. ON BEHALF OF: STRATSSM TRUST FOR IBM CORPORATION SECURITIES, SERIES 2004-7
(Exact name of registrant as specified in its charter)

Synthetic Fixed-Income Securities, Inc. 301 South College Charlotte, North Carolina 28288 (212) 214-6282
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

STRATSSM Certificates, Series 2004-7
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

    Approximate number of holders of record as of the certification or notice date: Zero (0).(1)

(1) On November 29, 2012, holders of the STRATSSM Certificates, Series 2004-7 were paid in full and such certificates no longer remain outstanding.  The STRATSSM Trust For IBM Corporation Securities, Series 2004-7 has no other class of securities that remains outstanding at this time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Synthetic Fixed-Income Securities, Inc. on behalf of STRATSSM Trust For IBM Corporation Securities, Series 2004-7 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 8, 2013

STRATSSM TRUST FOR IBM CORPORATION SECURITIES, SERIES 2004-7

By:	Synthetic Fixed-Income Securities, Inc.

By:	/s/ William Threadgill
	Name:	William Threadgill
	Title:	President